Mail Stop 0306


May 18, 2005


Via Facsimile and U.S. Mail

Mr. Ronald H. Spair
Chief Financial Officer
Orasure Technologies, Inc.
220 East First Street
Bethlehem, PA 18015

	Re: 	Orasure Technologies, Inc.
		Form 10-K for the year ended December 31, 2004
      SEC File No. 1-16537


Dear Mr. Spair:

      We have reviewed your response letter dated April 22, 2005 and have the following additional comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Item9A. Controls and Procedures - Page 51

1. See prior comment 1. We note your response. If you wish to include the definition following your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act. That is, revise future filings to also clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Financial Statements - Page F-1

Note 2. Summary of Significant Accounting Policies - Page F-7

Revenue Recognition - Page F-9

2. See prior comment 3.

a. See prior comment 3(B). It appears that your agreements include a lease arrangement with respect to the equipment for which you are not providing separate accounting. If material, please revise historical and future filings to properly account for these transactions, or tell us why the current accounting is appropriate.
b. See prior comment 3(C). It appears that you are providing three separate elements: (1) prepackaged test kits, (2) laboratory testing services, and (3) shipping. If material, please revise historical and future filings to properly account for each element, or tell us why the current accounting is appropriate. In addition, please explain why you refer to recording revenue for testing services over a four-to-six month period and not as the services are performed.



*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Michele Gohlke, Accounting Branch Chief, at
(202) 551-3327.

							Sincerely,



							Kate Tillan
							Assistant Chief Accountant
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Mr. Ronald H. Spair
Orasure Technologies, Inc.
May 18, 2005
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